EXHIBIT 21.1

Network Equipment Technologies, Inc.

Subsidiaries of the Company
as of May 25,2012

NAME	JURISDICTION OF INCORPORATION
N.E.T. Europe Ltd.	United Kingdom (with a branch registered in Dubai)

NET Europe SAS	France

N.E.T. Federal, Inc.	Delaware

N.E.T. Japan, Inc.	Delaware (with a branch registered in Japan)

Network Equipment Technologies Australia Pty Limited	Australia

N.E.T. Southeast Asia Pte Ltd	Singapore

Quintum Telecommunication Technology (Shanghai) Limited	China

Quintum Technologies (Hong Kong) Limited	Hong Kong (with a branch registered in Taiwan)